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FORM 4                                                     OMB APPROVAL
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[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
  DAIGLE          RALPH              J.           PETROQUEST ENERGY, INC. -- PQUE               to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
  400 E. KALISTE SALOOM RD., SUITE 3000           Person, if an entity       MAY 2001           ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,            SENIOR VICE PRESIDENT --
  LAFAYETTE       LOUISIANA          70508                                   Date of Original         EXPLORATION
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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COMMON STOCK                    5/8/00        S            8,335    D      $1.5625
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COMMON STOCK                    5/8/00        S            8,335    D      $1.5625
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COMMON STOCK                    5/3/01        M          500,100    A         $0          2,649,595            D
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COMMON STOCK                                                                                 16,000            I         By daughter
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

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
FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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CALL OPTION (obligation to    $1.75      5/08/00     E                  (1)    9/1/98  5/08/00      (1)      (1)
sell)
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CALL OPTION (obligation to    $1.75      5/08/00     S                   1       (2)   5/08/05     Common   36,675          $0
sell)                                                                                              Stock
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CALL OPTION (obligation to    $1.75      5/08/00     S                   1       (2)   5/08/05     Common   36,675          $0
sell)                                                                                              Stock
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CONTINGENT INTEREST RIGHT       $0       5/03/01     M                500,100  5/3/01  9/1/01      Common   500,100
IN COMMON STOCK                                                                                    Stock
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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      -0-                      D
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      -0-
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      -0-                      D
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Explanation of Responses:

1.  On September 1, 1998, Mr. Daigle granted a call option to an officer of the Company for 110,025 shares of Common Stock and
    25,005 Contingent Stock Issue Rights (the "CSIRs"). If on or before 9/1/01 the PetroQuest Energy, Inc. Common Stock has a Fair
    Market Value at or above U.S. $5.00 per share (as adjusted for stock splits, combinations and other similar corporate events)
    for a period of 20 consecutive trading days, the holder of the CSIRs shall be considered the record holder of the designated number of shares of Common Stock (i.e., 25,005 shares). The call option was cancelled on May 8, 2000.

2.  The option vests as to 1/3 of the 42,787 shares of Common Stock on each of the first, second and third anniversaries of the grant date.

                                                                                           /s/ RALPH J. DAIGLE              6/8/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. -----------------------------   ----------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               **Signature of Reporting Person    Date


Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
